=============================================================================


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                          ---------------------------
                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934*
                          ---------------------------

                          CROSSWORLDS SOFTWARE, INC.
                               (Name of Issuer)

                          ---------------------------
                   Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)
                          ---------------------------
                                  22769P 10 9
                                (CUSIP Number)
                          ---------------------------

                               David L. Johnson
                  International Business Machines Corporation
                               New Orchard Road
                            Armonk, New York 10504
                           Telephone: (914) 499-4100

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                     ------------------------------------
                                   Copy to:
                            Scott A. Barshay, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000
                     ------------------------------------
                               October, 29, 2001
            (Date of Event Which Requires Filing of this Statement)

=============================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

CUSIP No. 22769P 10 9                 13D


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     International Business Machines Corporation

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     I.R.S. I.D. # 13-0871985
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
________________________________________________________________________________
               7    SOLE VOTING POWER
                    None
  NUMBER OF    _________________________________________________________________
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        9,422,554
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         None
   PERSON      _________________________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER
                    9,422,554
 _______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,422,554
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     35.19%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by International Business Machines Corporation that it is the beneficial owner of any of the common stock of CrossWorlds Software, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. International Business Machines Corporation also disclaims any interest in any shares of common stock of CrossWorlds Software, Inc. held by any of its affiliated employee benefit plans, including pension funds and medical and dental funds, and by certain affiliated entities which may hold such shares for charitable purposes.

ITEM 1.        SECURITY AND ISSUER

          This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of CrossWorlds Software, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 577 Airport Boulevard, Suite 800, Burlingame, CA 94010.

ITEM 2.        IDENTITY AND BACKGROUND

          (a) The name of the person filing this statement is International Business Machines Corporation, a New York corporation ("IBM").

          (b) The address of the principal office and principal business of IBM is New Orchard Road, Armonk, NY 10504.

          (c) IBM uses advanced information technology to provide customer solutions. The company operates primarily in a single industry using several segments that create value by offering a variety of solutions that include, either singularly or in some combination, technologies, systems, products, services, software and financing. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of IBM's directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling IBM.

          (d) During the past five years, neither IBM nor, to IBM's knowledge, any person named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither IBM nor, to IBM's knowledge, any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Not applicable.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to the Stockholder Agreement, dated as of October 29, 2001 (the "Stockholder Agreement"), among IBM and certain stockholders of the Issuer set forth on Schedule A thereto (collectively, the "Stockholders"), IBM may be deemed to be the beneficial owner of 9,422,554 shares of Issuer Common Stock (collectively, the "Subject Shares"). IBM and the Stockholders entered into the Stockholder Agreement to induce IBM to enter into the Agreement and Plan of Merger, dated as of October 29, 2001 (the "Merger Agreement"), among IBM, Duke Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of IBM ("Merger Sub"), and the Issuer. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation in the Merger (the "Surviving Corporation"), as a wholly owned subsidiary of IBM. In the Merger, each share of Issuer Common Stock will be converted into the right to receive $4.65 in cash, without interest. The Merger is subject to certain conditions. The descriptions of the Merger Agreement and the Stockholder Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2, respectively.

ITEM 4.        PURPOSE OF TRANSACTION

          (a)-(b) The Stockholder Agreement was entered into as a condition to the willingness of IBM to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer's stockholders required in connection with the Merger will be obtained. See the response to Item 3 for a more complete description of the Merger.

          (c) Not applicable.

          (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Merger Sub, until their resignation or removal or until their successor or successors are duly elected and qualified. The existing directors of Merger Sub are David L. Johnson, Gregory C. Bomberger and Jeffrey J. Doyle. The officers of the Surviving Corporation shall be the officers of the Issuer immediately prior to the consummation of the Merger, until their resignation or removal or until their respective successors are duly elected and qualified.

          (e) Other than as a result of the Merger described in Item 3 above, not applicable.

          (f) Not applicable.

          (g) Upon consummation of the Merger, the Certificate of Incorporation of the Issuer, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended. Upon consummation of the Merger, the By-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until thereafter changed or amended.

          (h) - (i) Upon consummation of the Merger, the Issuer Common Stock will be delisted from The Nasdaq Stock Market Inc. and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

          (j) Other than as described above, IBM currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although IBM reserves the right to develop such plans).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

          (a)-(b) As a result of the Stockholder Agreement, IBM may be deemed to be the beneficial owner of the Subject Shares. The Subject Shares constitute approximately 35.19% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer's representation in the Merger Agreement that there were 26,775,214 shares of Issuer Common Stock issued and outstanding at the close of business on October 29, 2001.

         Pursuant to the Stockholder Agreement, the Stockholders have agreed, among other things, (a) to vote the Subject Shares in favor of (i) the adoption of the Merger Agreement, (ii) the approval of the terms of the Merger Agreement and (iii) the approval of the Merger and each of the other transactions contemplated by the Merger Agreement, (b) to vote the Subject Shares against (i) any Takeover Proposal (as such term is defined in Section
4.02 of the Merger Agreement) and (ii) any amendment of the Issuer's Amended and Restated Certificate of Incorporation or Amended and Restated By-laws or other proposal, action or transaction involving the Issuer or any of its subsidiaries or any of its stockholders, in each case that could reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the consummation of the transactions contemplated by the Stockholder Agreement or to dilute in any material respect the benefits to IBM of the Merger and the other transactions contemplated by the Merger Agreement or the transactions contemplated by the Stockholder Agreement, or change in any manner the voting rights of the Issuer Common Stock, (c) prior to the Stockholders Meeting (as defined in Section 5.01(b) of the Merger Agreement), not to sell, transfer, pledge, assign, tender or otherwise dispose of any Subject Shares (or consent to any such action) or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of such Subject Shares unless, prior to any such action, the transferee enters into a Stockholder Agreement with IBM that is substantially identical to the Stockholder Agreement and (d) not to enter into any voting agreement or arrangement in connection with any Takeover Proposal or Frustrating Transaction (as such term is defined in Section 3(b) of the Stockholder Agreement) with respect to any Subject Shares, other than pursuant to the Stockholder Agreement.

          By their execution of the Stockholder Agreement, each Stockholder has irrevocably appointed IBM and David S. Hershberg, Vice President - Assistant General Counsel of IBM, Andrew Bonzani, Assistant Secretary and Senior Counsel of IBM, and David L. Johnson, Vice President of Corporate Development of IBM, in their respective capacities as designees of IBM, and any individual who shall thereafter succeed to any such office of IBM, and each of them individually, as his or her proxy and attorney-in-fact (the "Attorney"). The name of each Stockholder and the number of Subject Shares owned of record or beneficially by each Stockholder are set forth in Schedule A to the Stockholder Agreement, which is attached as Exhibit 2 hereto. In exercising its right to vote the Subject Shares as proxy and attorney-in-fact of the Stockholders, the Attorney's rights are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares,
(a) in favor of the adoption of the Merger Agreement and approval of the terms thereof and of the Merger and each of the other transactions contemplated by the Merger Agreement, (b) against any Takeover Proposal or any Frustrating Transaction and (c) otherwise in accordance with the covenants of each Stockholder in Section 3 of the Stockholder Agreement. The proxy granted in the Stockholder Agreement terminates upon termination of the Stockholder Agreement.

          In addition to the voting agreements and arrangements described above, each Stockholder has granted IBM an option to purchase any and all of the Subject Shares of such Stockholder, within three business days following the later of (a) a request by IBM to purchase such Subject Shares and (b) the last to occur of (i) expiration or termination of any waiting period (and any extension thereof) applicable to such sale and purchase under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any other applicable competition, merger control, antitrust or similar law or regulation and (ii) the receipt of any other regulatory approvals applicable to such sale and purchase, for a purchase price equal to $4.65 per share in cash.

          Further, the Stockholder Agreement contains provisions (the "profit provisions") pursuant to which if (a) the Termination Fee (as such term is defined in the Stockholder Agreement) becomes payable pursuant to the Merger Agreement and a Takeover Proposal is consummated or (b) a Takeover Proposal made by IBM (including any amendment of the Merger Agreement) which provides for Transaction Consideration (as such term is defined in the Stockholder Agreement) in excess of $4.65, is consummated, then each Stockholder is required to pay to IBM the amount in cash equal to such Stockholder's Profit (as such term is defined in the Stockholder Agreement), provided, however, that if all or any part of the Transaction Consideration which such Stockholder is entitled to receive is not cash, then such Stockholder's Profit shall be paid to IBM in each type of consideration paid to such Stockholder and in the same proportions as the types of consideration comprising the Transaction Consideration which such Stockholder is entitled to receive, in each case determined at the close of business on the date of the consummation of the Takeover Proposal referred to in clause (a) or (b) of this paragraph in the manner set forth in the Stockholder Agreement.

          The Stockholder Agreement terminates upon the earlier of (i) such date and time as the Merger shall become effective in accordance with the terms of the Merger Agreement and (ii) the date of termination of the Merger Agreement if the Merger Agreement is terminated according to its terms, provided, however, that if the Merger Agreement is terminated following one the following events: (a) (i) a Takeover Proposal has been made to the Issuer or its stockholders or any person has announced an intention to make a Takeover Proposal or a Takeover Proposal otherwise becomes known to the stockholders of the Issuer or any person or group acquires ownership of 10% or more of the Issuer Common Stock; (ii) thereafter the Merger Agreement is terminated due to the lack of consummation of the Merger by March 31, 2002, or the failure to obtain the approval of the Issuer's stockholders to the Merger; and (iii) within 12 months after such termination the Issuer or any of its subsidiaries enters into any Acquisition Agreement (as such term is defined in Section 4.02(b) of the Merger Agreement) with respect to, or consummates, any Takeover Proposal (for this purpose, as such term is defined in Section 5.06(b) of the Merger Agreement); or (b) the Merger Agreement is terminated by IBM in the event that (i) the Board of Directors of the Issuer or any committee thereof shall withdraw or adversely modify, or propose publicly or agree to withdraw or adversely modify, the recommendation or declaration of advisability by such Board of Directors or any such committee of the Merger Agreement or the Merger, or shall resolve or agree to take any such action, or
(ii) the Board of Directors of the Issuer or any committee thereof shall have failed to confirm its recommendation and declaration of advisability of the Merger Agreement and the Merger within ten business days after a written request by IBM that it do so, then (A) the profit provisions and any other related provisions of the Stockholder Agreement shall continue in full force and effect during the 12 month period described in clause (a) of this paragraph and (B) the option granted under the Stockholder Agreement and any other related provisions of the Stockholder Agreement shall continue in full force and effect for six months following the termination of the Merger Agreement.

          (c) Neither IBM nor, to the knowledge of IBM, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of IBM, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS

         The following documents are filed as exhibits:


   EXHIBIT
   NUMBER                          EXHIBIT NAME
   ------                          ------------

     1. Agreement and Plan of Merger dated as of October 29, 2001, among International Business Machines Corporation, a New York corporation, Duke Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of International Business Machines Corporation, and CrossWorlds Software, Inc., a Delaware corporation.

     2. Stockholder Agreement dated as of October 29, 2001, among International Business Machines Corporation, a New York corporation, and certain stockholders of CrossWorlds Software, Inc., a Delaware corporation.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        INTERNATIONAL BUSINESS
                                        MACHINES CORPORATION,

                                           by
                                              /s/ David L. Johnson
                                              -----------------------------
                                              Name:  David L. Johnson
                                              Title: Vice President,
                                                     Corporate Development


Dated:  November 8, 2001

                                 EXHIBIT INDEX



   Exhibit
   Number                           Exhibit Name
   ------                           ------------
     1. Agreement and Plan of Merger dated as of October 29, 2001, among International Business Machines Corporation, a New York corporation, Duke Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of International Business Machines Corporation, and CrossWorlds Software, Inc., a Delaware corporation.


     2. Stockholder Agreement dated as of October 29, 2001, among International Business Machines Corporation, a New York corporation, and certain stockholders of CrossWorlds Software, Inc., a Delaware corporation.

                                                                    SCHEDULE A



     The following is a list of the directors and executive officers of IBM, setting forth the present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, all directors and officers listed below are citizens of the United States, and their business address is: International Business Machines Corporation, New Orchard Road, Armonk, NY 10504.


BOARD OF DIRECTORS OF IBM

NAME                        POSITION         PRESENT PRINCIPAL OCCUPATION                BUSINESS ADDRESS
----                        --------         ----------------------------                ----------------
Cathleen Black              Director         President, Hearst Magazines                 Hearst Magazine
                                                                                         The Hearst Corporation
                                                                                         959 8th Avenue
                                                                                         New York, NY 10019

Kenneth I. Chenault         Director         Chairman and Chief Executive Officer,       American Express
                                             American Express Company                    Company
                                                                                         World Financial Center
                                                                                         200 Vesey Street
                                                                                         New York, NY 10285

                                                                                         Temporary offices since
                                                                                         September 11, 2001:
                                                                                         90 Hudson Street
                                                                                         Jersey City, NJ 07302

Juergen Dormann             Director         Chairman of the Board of Management,        Aventis
Citizenship:                                 Aventis S.A.                                Espace Europeen de
Germany                                                                                  l'Enterprise,
                                                                                         16 avenue de l'Europe
                                                                                         F-67300 Schiltigheim, France

Louis V. Gerstner, Jr.      Chairman         Chairman of the Board and Chief
                            of the Board     Executive Officer, IBM
                            of Directors
                            and Chief
                            Executive
                            Officer
Nannerl O. Keohane          Director         President, Duke University                  Duke University
                                                                                         207 Allen Bldg,
                                                                                         Durham, NC 27708

Charles F. Knight           Director         Chairman of the Board, Emerson              Emerson Electric Co.
                                             Electric Co.                                8000 W. Florissant Ave.
                                                                                         St. Louis, MO 63136
Minoru Makihara             Director         Chairman of the Board, Mitsubishi           Mitsubishi Corporation
Citizenship:                                 Corporation                                 6-3, Marunouchi 2-chome
Japan                                                                                    Chiyoda-ku
                                                                                         Tokyo 100-8086, Japan
Lucio A. Noto               Director         Retired Vice Chairman of the Board,
                            Exxon Mobil Corporation
Samuel J. Palmisano         Director         President and Chief Operating Officer,
                                             IBM


NAME                        POSITION         PRESENT PRINCIPAL OCCUPATION                BUSINESS ADDRESS
----                        --------         ----------------------------                ----------------
John B. Slaughter           Director         President and Chief Executive Officer,      NACME, Inc.
                                             National Action Council for Minorities in   The Empire State Building
                                             Engineering, Inc.                           350 Fifth Ave., Suite 2212
                                                                                         New York, NY 10118

Sidney Taurel               Director         Chairman of the Board, President and        Eli Lilly and Company
                                             Chief Executive Officer, Eli Lilly and      Lilly Corporate Center
                                             Company                                     Indianapolis, IN 46285

John M. Thompson            Vice             Vice Chairman of the Board, IBM
Citizenship:                Chairman
Canada                      of the Board
                            of Directors
Alex Trotman                Director         Retired Chairman of the Board and Chief     Ford Motor Company
                                             Executive Officer, Ford Motor Company       One Parklane Boulevard
                                                                                         Dearborn, MI 48126

Lodewijk C. Van             Director         Chairman of the Supervisory Board,          Royal Dutch Petroleum
Wachem                                       Royal Dutch Petroleum Company               Company
Citizenship:                                                                             30, Carel van Bylandtlaan
Netherlands                                                                              2596 HR
                                                                                         The Hague, The
                                                                                         Netherlands

Charles M. Vest             Director         President, Massachusetts Institute of       Massachusetts Institute of
                                             Technology                                  Technology
                                                                                         77 Massachusetts Ave.
                                                                                         Cambridge, MA 02139

EXECUTIVE OFFICERS OF IBM


NAME                       POSITION
----                       --------
Louis V. Gerstner, Jr.     Chairman of the Board and Chief Executive Officer

Samuel J. Palmisano        President and Chief Operating Officer

John M. Thompson           Vice Chairman of the Board

Nicholas M. Donofrio       Senior Vice President, Corporate Technology and
                           Manufacturing

Douglas T. Elix            Senior Vice President and Group Executive
Citizenship:
Australia

J. Bruce Harreld           Senior Vice President, Strategy

Paul M. Horn               Senior Vice President, Research

John R. Joyce              Senior Vice President and Chief Financial Officer

David B. Kalis             Senior Vice President, Communications

John E. Kelly, III         Senior Vice President and Group Executive

Abby F. Kohnstamm          Senior Vice President, Marketing

NAME                       POSITION
----                       --------
Joseph C. Lane             Senior Vice President and Group Executive, Global
                           Financing

J. Michael Lawrie          Senior Vice President, and Group Executive

J. Randall MacDonald       Senior Vice President, Human Resources

Steven A. Mills            Senior Vice President and Group Executive

Lawrence R. Ricciardi      Senior Vice President and General Counsel

Linda S. Sanford           Senior Vice President and Group Executive

William M. Zeitler         Senior Vice President and Group Executive

Daniel E. O'Donnell        Vice President and Secretary

Mark Loughridge            Vice President and Controller

Robert F. Woods            Vice President and Treasurer



                                      11